Exhibit B




                   CITADEL HOLDING CORPORATION




Dillon Investors L.P.
21 East State Street #1410
Columbus, Ohio  43215-4228

January 17, 1995


Dear Mr. Dillon:

Although we have not yet received a copy of your letter Dated January 10, 1995 and included as an exhibit to your most recent filing with the Securities and Exchange Commission, we have now had an opportunity to review your filing with the Commission. We are pleased that you share our view that our Company is worth more than would be indicated by the price at which its securities have traded during recent periods. Moreover, we are always appreciative of efforts by stockholders to support the price of our Company's securities.

However, before responding to the proposal set forth in your letter, let us correct some misperceptions which appear to underlie certain statements and conditions set forth in your letter. Specifically, please note that:

     (1) Our Company is not for sale. The Board of Directors has not made any determination to sell our Company, or even to explore the possibility of such a sale. If a decision to sell our Company were to be made, it would be the intention of this Company to thoroughly investigate the possibilities that might be available in this regard and not necessarily to accept the first offer that might come down the road.

     (2) The current conversion price of our Company's 3% Cumulative Convertible Preferred Stock (the "Preferred Stock") is currently above, not below, $3.00 per share. Furthermore, the conversion price could go either up or down depending upon the market price of our Company's Common Stock between now and the date the conversion feature is exercised, if it is in fact ever exercised. To the extent more stockholders share your views as to the value of our Company, and the market price increases, the conversion price will likewise increase.

     (3) Our Company has no current right to redeem the Preferred Stock. Nor will it have any right to redeem the Preferred Stock prior to November 1997, unless the holder(s) of the Preferred Stock elects to exercise its conversion feature and the exercise price is, at that time, below $3.00 per share.

     (4) The Fairness Opinion delivered by Wedbush Morgan was not based upon a single implied or static value for the Common Stock of our Company, but rather tested the fairness of the Preferred Stock against a range of Common Stock values. The Wedbush opinion did not address the appropriate price (or the implied control premium) for a sale of the entire Company.

     (5) Our Company has no power or authority either to rescind the issuance of the Preferred Stock or to compel the holders of that stock to accept cash of any amount for their shares. You are, of course, free to negotiate directly with the holders of such shares, if you so desire.

We do not disagree with you that cash in the amount of $4.00 per share might be attractive to some of our current shareholders -- particularly to those who -- like Dillon Investors -- have acquired shares in recent weeks at prices in the range of $2.00 per share or, possibly, less. However, whether the offer would be attractive to stockholders generally is less than clear. It is to be noted that since the restructuring of its investment in Fidelity, the shares of our Company have closed at prices as high as $5.00 and that as recently as November, shares of our Company traded at a premium to the $4.00 price referenced in your proposal.

In any event, even if a decision were at some time in the future to be made that it would be in the best interests of our Company and shareholders to pursue a sale of our Company, it appears -- at least preliminarily -- to the Board of Directors that your proposal has a number of weaknesses that would need to be addressed. These weaknesses include the following:

     (1) Your proposal includes no third party assurances whatsoever that you would in fact be able to procure the financing necessary to perform on your proposal. Furthermore, as Dillon Investors is a private limited partnership, we have no financial information from which to ascertain the scope or extent of its stand alone financial resources.

     (2) A number of the matters listed in your letter as conditions to any obligation on your part to perform are clearly beyond the power and authority of our Company. We cannot compel you to terminate your litigation against this Company. And, as already mentioned, we cannot compel the holders of the Preferred Stock either to permit us to rescind that issuance or to accept your $4.00 price.

     (3) Your proposal asks that our company essentially stop doing business while you seek your financing and the satisfaction of you other conditions. However, you make no provision for the lost opportunities or other costs that our Company might suffer if you ultimately prove unsuccessful in your efforts to obtain financing.

You are of course free to take your proposal directly to the stockholders -- for example through an any and all cash tender offer. Our Company has no anti-takeover provisions in its charter and by-laws. Indeed, this Board of Directors is the direct descendant of the Board of Directors that successfully sought proxies to remove a staggered board provision from this Company's charter and rescinded, in the face of an earlier third party tender offer, this Company's poison pill preferred stock. While we will naturally insist that stockholders be fully and fairly informed and not coerced when called upon to make a decision with respect to any tender offer, we believe that stockholders should be permitted ultimately to make up their own minds on such issues.

Regardless of what you determine to do with respect to your proposal, we believe that you should seriously consider termination of your litigation against our Company and its Directors. Facts since the date of the stock issuances you now attack have proven the judgment of these Directors. It is to be noted that:

     (1) The additional Common Stock was sold at $3.85 per share; yesterday's closing price was $2.75.

     (2) Your own buy-out proposal is only $.15 per share (a premium of less than 4%) over the issuance price of this Common Stock.

     (3) Since the Preferred Stock was issued in consideration of the forgiveness of indebtedness owed by our Company, the prime interest rate has risen from 7.75% to 8.5%. Since the debt forgiven bore interest at the rate of prime plus 300 basis points, interest at the rate of approximately 11.5% has been avoided as a result of this transaction. Furthermore, although the average closing price of our Company's Common stock has declined over recent periods, the conversion price remains at a premium to the current price of our Company's Common Stock.

Based upon the results of the recent election -- at which shares representing approximately 69 percent of the outstanding Common Stock voted in favor of the reelection of our current directors and approximately 66 percent of the outstanding Common Stock voted in favor of the amendment proposed by the Board to authorize additional shares of common stock -- it is questionable whether any stockholders, other than those in some way associated with you, are in fact troubled by the actions which form the basis of your litigation against our Company. We note that despite the publicity surrounding your claims and the efforts of your proxy solicitors, in fact only approximately 14.8 percent of the outstanding Common Shares were voted against or abstained with respect to the election of any one or more of the incumbent directors and that only 18.3 percent of the outstanding Common Shares were voted against or abstained with respect to the Board's recommended increase in the number of authorized Common Shares from 10 million to 20 million shares.

This would appear to be at least an implicit affirmation of the Board's judgment in issuing additional Common Shares or securities convertible into additional Common Shares.

We have never understood your opposition to the issuance of additional shares of Common Stock given the fact that, despite our notice to you last September that it would be necessary to raise additional capital for our Company and our invitation to you to submit a proposal to purchase shares at your stated price of $4.00 per share, no offer was forthcoming from you at that time. We also cannot held but note that, despite your protestations about the value of Fidelity, you likewise elected not to take advantage of the opportunity afforded to you to purchase shares in the Fidelity recapitalization at $5.25 per share.

We believe that your efforts to force your desires and your view of reality upon our Company and its stockholders have imposed needless costs and expenses upon our Company. We estimate that our Company's legal costs to date in responding to your litigation and your on-again/off-again proxy solicitation and consent solicitation has already cost our Company in the range of $500,000. We estimate that defending your lawsuit in Delaware, not even taking into account the disruption to our Company and its business that will result from transporting the entire Board of Directors to Delaware to appear as witnesses, will cost our Company at least an additional $250,000. These nonproductive costs and expenses are particularly frustrating to those of us who worked so hard during 1994 to salvage value for your Company and its stockholders out of the Fidelity recapitalization.

Thank you for your letter. Hopefully, we have made our position clear in this response. If not, please feel free to contact directly either myself or our Vice Chairman, S. Craig Tompkins, as this matter has been delegated by the Board of Directors to our care.


Yours sincerely,


Steve Wesson
President and Chief Executive Officer